Rule 424(b)(3)
                                                                   No. 333-9943

                        CNL HOSPITALITY PROPERTIES, INC.
               (formerly known as CNL American Realty Fund, Inc.)

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated October 6, 1998. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

                                     SUMMARY

RECENT DEVELOPMENTS

         As described in "The Offering" section of the Prospectus, the Board of Directors may determine to engage in future offerings of Common Stock. In connection therewith, the Board of Directors has approved a secondary offering by the Company (the "Secondary Offering") of 25,000,000 Shares, with an additional 2,500,000 Shares being reserved for the Reinvestment Plan in connection with the Secondary Offering. The Secondary Offering is currently anticipated to be at the same price and on substantially the same terms as this offering. The Company will not commence the Secondary Offering until after the completion of this offering.

         While the Company may currently invest in both restaurant and hotel Properties, management believes that over time the Company will focus its Property investments exclusively on hotel Properties. Therefore, the Company currently anticipates that any net offering proceeds received from the Secondary Offering will be invested in hotel Properties or, to a lesser extent, to make Mortgage Loans to hotel operators. The Company believes that the net proceeds received from the Secondary Offering and any additional offerings will enable the Company to continue to grow and take advantage of acquisition opportunities until such time, if any, that the Company Lists on a national exchange. Under the Company's Articles of Incorporation, if the Company does not List by December 31, 2007, it will commence an orderly liquidation of its Assets, and the distribution of the proceeds therefrom to its stockholders.






November 23, 1998                              Prospectus Dated October 6, 1998